AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Nine Months Ended	Year Ended
	September 30, 2008	December 31, 2007

Pretax income excluding discontinued operations	$248.6	$ 607.2
Minority interest in subsidiaries having
fixed charges	5.4	31.7
Less undistributed equity in losses of investee	1.4	2.3
Fixed charges:
Interest on annuities	287.6	371.5
Interest expense	52.3	71.2
Debt discount and expense	1.2	2.0
Portion of rentals representing interest	9.3	12.4

EARNINGS	$605.8	$1,098.3

Fixed charges:
Interest on annuities	$287.6	$ 371.5
Interest expense	52.3	71.2
Debt discount and expense	1.2	2.0
Portion of rentals representing interest	9.3	12.4

FIXED CHARGES	$350.4	$ 457.1

Ratio of Earnings to Fixed Charges	1.73	2.40

Earnings in Excess of Fixed Charges	$255.4	$ 641.2

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